UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 30, 2020

NEC Corporation

By:	/s/ Tetsuo Mukunoki
Name:	Tetsuo Mukunoki
Title:	General Manager, Legal Division

NEC announces executive personnel changes

TOKYO, November 30, 2020 – NEC Corporation (NEC; TSE: 6701) today announced the following executive personnel changes. The changes were approved at the meeting of the Board of Directors on November 30, 2020 and will become effective as of April 1, 2021.

Name and Current Title	New Appointment

Takashi Niino, President and CEO (Representative Director)	Vice Chairman of the Board (Representative Director)

Takayuki Morita, Senior Executive Vice President, CFO (Chief Financial Officer) and Member of the Board (Representative Director)	President and CEO (Representative Director)

Brief biography of the newly appointed Vice Chairman of the Board

Name	Takashi Niino (Date of Birth: September 8, 1954)

Education	March 1977	Graduated from Faculty of Engineering, Kyoto University

Business Career	April 1977 April 2004 April 2005 April 2006 April 2008 August 2008 April 2010 June 2011 July 2011 April 2012 April 2016

Joined NEC Corporation

Executive General Manager, 2nd Solutions Sales Operations Unit

Senior General Manager, 3rd Solutions Operations Unit

Executive General Manager, Financial Solutions Operations Unit

Senior Vice President and Executive General Manager, Financial Solutions Operations Unit

Senior Vice President

Executive Vice President

Executive Vice President and Member of the Board

Executive Vice President, CSO (Chief Strategy Officer) and Member of the Board

Senior Executive Vice President, CSO (Chief Strategy Officer), CIO (Chief Information Officer) and Member of the Board (Representative Director)

President and CEO (Representative Director) (to present)

Number of the Company’s Shares Held	7,400

Brief biography of the newly appointed President and CEO

Name	Takayuki Morita (Date of Birth: February 5, 1960)

Education	March 1983	Graduated from Faculty of Law, the University of Tokyo

Business Career	April 1983 April 2002 April 2006 April 2008 July 2011 April 2016 June 2016 April 2018 June 2018

Joined NEC Corporation

General Manager, Business Development Division

Senior Vice President and Executive General Manager, Corporate Business Development Unit

Senior Vice President

Executive Vice President

Executive Vice President and CGO (Chief Global Officer)

Executive Vice President, CGO (Chief Global Officer) and Member of the Board

Senior Executive Vice President and Member of the Board (Representative Director)

Senior Executive Vice President, CFO (Chief Financial Officer) and Member of the Board (Representative Director) (to present)

Number of the Company’s Shares Held	1,900

Cautionary Statement with Respect to Forward-Looking Statements

This material contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the NEC Group (the “forward-looking statements”). The forward-looking statements are made based on information currently available to NEC and certain assumptions considered reasonable as of the date of this material. These determinations and assumptions are inherently subjective and uncertain. These forward-looking statements are not guarantees of future performance, and actual operating results may differ substantially due to a number of factors.

The factors that may influence the operating results include, but are not limited to, the following:

•	adverse economic conditions in Japan or internationally;

•	foreign currency exchange and interest rate risks;

•	changes in the markets in which the NEC Group operates;

•	the recent outbreak of the novel coronavirus;

•	potential inability to achieve the goals in the NEC Group’s medium-term management plan;

•	fluctuations in the NEC Group’s revenue and profitability from period to period;

•	difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations;

•	potential deterioration in the NEC Group’s relationships with strategic partners or problems relating to their products or services;

•	difficulty achieving the NEC Group’s growth strategies outside Japan;

•	potential inability to keep pace with rapid technological advancements in the NEC Group’s industry and to commercialize new technologies;

•	intense competition in the markets in which the NEC Group operates;

•	risks relating to the NEC Group’s concentrated customer base;

•	difficulties with respect to new businesses;

•	potential failures in the products and services the NEC Group provides;

•	potential failure to procure components, equipment or other supplies;

•	difficulties protecting the NEC Group’s intellectual property rights;

•	potential inability to obtain certain intellectual property licenses;

•	the NEC Group’s customers may encounter financial difficulties;

•	difficulty attracting, hiring and retaining skilled personnel;

•	difficulty obtaining additional financing to meet the NEC Group’s funding needs;

•	potential failure of internal controls;

•	potentially costly and time-consuming legal proceedings;

•	risks related to regulatory change and uncertainty;

•	risks related to environmental laws and regulations;

•	information security and data protection concerns and restrictions;

•	potential changes in effective tax rates or deferred tax assets, or adverse tax examinations;

•	risks related to corporate governance and social responsibility requirements;

•	risks related to natural disasters, public health issues, armed hostilities and terrorism;

•	risks related to the NEC Group’s pension assets and defined benefit obligations; and

•	risks related to impairment losses with regard to goodwill.

The forward-looking statements contained in this material are based on information that NEC possesses as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect the NEC Group. NEC does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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